UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d2(a)

                               (Amendment No. __)*

                        Imaging Diagnostic Systems, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    45244W100
                                 (CUSIP Number)


                             Leslie J. Croland, Esq.
                              Edwards & Angell, LLP
                       350 East Las Olas Blvd., Suite 1150
                          Ft. Lauderdale, Florida 33301
                                 (954) 727-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                    ______________June 1, 2004______________
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




                         (Continued on following pages)

CUSIP No. 45244W100
1) NAME OF REPORTING PERSON

         Linda B. Grable
--------------------------------------------------------------------------------
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         N/A
--------------------------------------------------------------------------------
(2)               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)
                  (b)
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

         NUMBER OF                  (7)     SOLE VOTING POWER
         SHARES                     19,660,274
         BENEFICIALLY--------------------------------------------------
         OWNED BY          (8)      SHARED VOTING POWER
         EACH                               0
         REPORTING         -----------------------------------------------------
         PERSON            (9)      SOLE DISPOSITIVE POWER
         WITH                               19,660,274
                           -----------------------------------------------------
                                    (10) SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,660,274
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.6%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON IN
--------------------------------------------------------------------------------

CUSIP No. 45244W100


Item 1.  Security and Issuer:
------   -------------------

         This statement on Schedule 13D (this "Statement") relates to the common stock, no par value ("IDS Common Stock"), of Imaging Diagnostic Systems, Inc., a Florida corporation ("IDS"). The address of the principal executive offices of IDS is 6531 NW 18th Court, Plantation, Florida 33313.

Item 2.  Identity and Background.
------   -----------------------

         (a) This Statement is being filed by Linda B. Grable, an individual.

         (b)  The  address  of  Ms.  Grable  is  1957  Harbourview   Drive,  Ft.
Lauderdale, Florida 33316.

         (c) Ms. Grable is, as of April 15, 2004, retired from the position of CEO and Chairman of IDS. Ms. Grable was one of the founders of IDS. In connection with such retirement, Ms. Grable and IDS executed a Retirement Agreement dated as of April 15, 2004 (the "Retirement Agreement"), in which the parties agreed that Ms. Grable would resign from the Board of Directors of IDS and would release IDS from any claims against IDS existing on that date, and IDS would pay Ms. Grable from the date thereof through December 15, 2005, a total of $466,667 (at a rate of $280,000 per year) in the form of salary payments at regular intervals. Under the Retirement Agreement, options to purchase 750,000 shares of IDS Common Stock were vested immediately and IDS agreed to maintain health insurance coverage for Ms. Grable through December 15, 2005. Ms. Grable did not consult with legal counsel prior to entering into the Retirement Agreement.

         (d) During the past five years, Ms. Grable has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Ms. Grable has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Ms. Grable is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Ms. Grable's ownership of the IDS Common Stock reported in this Statement arise principally out of the founding of IDS by Ms. Grable and her late husband Richard Grable (together with Allan Schwartz) in 1993 and subsequent service as executive officers and directors of IDS. Ms. Grable currently beneficially owns 6,901,767 shares of IDS Common Stock directly, which number includes 3,651,767 outstanding shares of IDS Common Stock and 3,250,000 shares subject to options. She is also the sole heir of Richard Grable's estate, and has sole voting power over the 12,758,507 shares of IDS Common Stock held by that estate (which include 7,000,000 shares granted by IDS in exchange for an exclusive patent license from Mr. Grable). Any future exercise of options by Ms. Grable would be paid for out of her personal funds.

Item 4.  Purpose of Transaction.
------   ----------------------

         As noted above, Ms. Grable holds the shares of IDS Common Stock reported by this Statement principally by virtue of the founding of IDS in 1993 by her and her late husband, and their subsequent service to IDS as directors and executive officers. Ms. Grable currently has no intention of making additional investments in IDS Common Stock, although she reserves her right to do so.

         Within approximately one week after Ms. Grable entered into the Retirement Agreement, she decided that she had made a mistake retiring from her position as a member of the Board of Directors of IDS, due to her desire to remain active in managing the affairs of the Company. Therefore, on May 10, 2004, her legal counsel verbally expressed to legal counsel for IDS Ms. Grable's desire that: (1) Ms. Grable be reappointed to the Board of Directors of IDS, (2) two additional persons be appointed to the Board of Directors, including Deborah O'Brien, Senior Vice President of IDS and Ms. Grable's daughter, and another individual mutually acceptable to Ms. Grable and the present members of the Board of Directors of IDS, (3) Allan L. Schwartz be replaced immediately as the interim chief executive officer of IDS with a person mutually acceptable to the present members of the Board of Directors of IDS and Ms. Grable and (4) Ms. Grable participate with the other members of the Board of Directors of IDS in interviewing and hiring a qualified person to assume the role of chief executive officer of IDS. On May 11, 2004, Ms. Grable's legal counsel was verbally advised by IDS's legal counsel that although Ms. Grable "worked hard" while she was with IDS and was "extremely dedicated" to IDS, the present members of the Board of Directors would not agree to any of Ms. Grable's requests.

         Consistent with her interest in protecting and enhancing the interests of all holders of IDS, Ms. Grable is currently evaluating whether to propose nominees, which may include herself, for election to IDS's Board of Directors at the next annual meeting of shareholders of IDS or at an earlier time (and to solicit proxies in connection therewith). No final decision in this regard has been made. In connection with this evaluation, Ms. Grable is in discussions with advisors, potential director nominees and others. Ms. Grable reserves her right to take other actions in addition to or in lieu of a proxy solicitation which may have the effect of controlling or influencing the management or policies of IDS.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a)-(b) Ms. Grable may be deemed the beneficial owner of 19,660,274 shares of IDS Common Stock, which number includes (i) 3,651,767 shares of IDS Common Stock held directly by Ms. Grable, (ii) vested options to purchase an aggregate of 3,250,000 shares held by Ms. Grable, and (iii) 12,758,507 shares of IDS Common Stock held by the estate of Mr. Grable, of which Ms. Grable is the sole heir and over which shares Ms. Grable has sole voting power. Based upon 169,959,733 shares of IDS Common Stock outstanding, as reported in IDS's most recent Quarterly Report on Form 10-QSB (filed May 11, 2004), this represents beneficial ownership of approximately 11.6% of the IDS Common Stock.

         (c) Ms. Grable has not effected any transaction in IDS Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------ -------------------------------------------------------------------------

         Other than as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Grable and any person with respect to any securities of IDS, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  June 2, 2004

                                    /s/ Linda B. Grable
                                    -------------------
                                    Linda B. Grable